RECEIVED

2007 JAN 24 A 11:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BANCO DE GUAYAQUIL
MULTIBANCO

File No. 82-35013

January 15, 2007

Securities and Exchange Commiss
Office of International Corporate
100 F Street, N.E.
Washington, D.C. 20549

07020543

SUPPL

Attention: Mary Cascio

Re: Banco de Guayaquil S.A. Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-35013

Dear Ms. Cascio:

On behalf of Banco de Guayaquil S.A. (the "Bank"), and in connection with the Bank's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the [press release issued by Banco de Guayaquil regarding and Invitation to the Shareholders Meeting which is taking place January 30] the Bank on January 12th, 2007. [The information provided herein is an Annual Report and, as such, should be reflected as ANS rather than SUPPL on the edgar system.] As required by Rule 12g3-2(b), the exemption number referred to above has been included in the upper right hand corner of the facing page of each item attached hereto.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 59399425818 or [our counsel, Scott A. Ziegler, of Ziegler, Ziegler & Associates LLP at 212-319-7600] if you have any questions regarding the enclosures.

Cordially,

Carlos Julio Arosemena
General Manager
Casa de Valores Multivalores BG

PROCESSED
JAN 26 2007
THOMSON
FINANCIAL

dlw 1/25

REV. 06.99- COD. 108144

SUBSCRIBED CAPITAL:	US$ 80'000,000
PAID CAPITAL:	US$ 80'000,000
LEGAL RESERVE:	US$ 6'314,729.04

CALL

TO THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF BANCO DE GUAYAQUIL S.A.

As per that provided in the General Law of Institutions of the Financial System, the Law of Companies and the Bylaws of Banco de Guayaquil S.A. I hereby call the shareholders and the External Auditor Delloite & Touche Ecuador Cía. Ltda. (Corporation Official) to the Ordinary General Meeting of Shareholders on January 30, 2007 at 11h00, floor No. 32 (Bankers Club) of the building located at Malecón Street and P.Icaza (corner) in the city of Guayaquil to discuss the following items of the agenda:

1.- Take cognizance and decide as to the report presented by the Board of Directors and by the Executive President of the Bank regarding fiscal year 2006;

2.- Take cognizance and decide as to the reports presented by the External Auditor Delloite & Touche Ecuador Cía. Ltda. (Corporation Official) and by the Internal Auditor regarding fiscal year 2006;

3.- Take cognizance and decide as to the Balance Sheet and the Profit and Loss Statement regarding fiscal year 2006;

4.- Take cognizance and decide as to the distribution of profit regarding fiscal year 2006;

5.- Take cognizance and decide as to the destination of the balance of the account "Profit or Surplus Accrued on previous years";

6.- Take cognizance and decide as to the election of the Internal Auditor for fiscal year 2007 and set the remuneration;

7.- Take cognizance and decide as to the election of the External Auditor for fiscal year 2007 and set the remuneration;

8.- Take cognizance and decide as to the issuance of convertible bonds in the amount of TEN MILLION US DOLLARS (10'000,000.00).

Guayaquil, January 12, 2007

Guillermo Lasso Mendoza
Executive President

REMARKS: 1) Financial statements and annexes, annual reports of the administrators and the report of the external Auditor are available to the shareholders at the main office of the Bank for information and study.

2) The External Auditor (Corporation Official) has been specially and individually called.